September 17, 2024

Paul M. Rady
Chairman, President, and Chief Executive Officer
Antero Resources Corporation
1615 Wynkoop Street
Denver, CO 80202

       Re: Antero Resources Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed April 25, 2024
           File No. 001-36120
Dear Paul M. Rady:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program